Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Six Months
	Ended June 30,
	2010
Earnings
Income from continuing operations before provision for income taxes	$253,052
Income from equity investees	(23,565)
Distributed income from equity investees	9,276
Interest and amortization of deferred finance costs	322,297
Amortization of capitalized interest	2,346
Implicit rental interest expense	31,913

Total Earnings	$595,319
Fixed Charges
Interest and amortization of deferred finance costs	$322,297
Capitalized interest	5,890
Implicit rental interest expense	31,913

Total fixed charges	$360,100
Ratio of earnings to fixed charges	1.65	x